United States securities and exchange commission logo





                             March 1, 2023

       Chaowei Yan
       Chief Financial Officer
       Intchains Group Ltd
       c/o 9/F, A Block, No.333 Haiyang No.1 Road
       Lingang Science and Technology Park
       Pudong New Area, Shanghai, 201306
       the People   s Republic of China

                                                        Re: Intchains Group Ltd
                                                            Amendment No. 7 to
Registration Statement on Form F-1
                                                            Filed February 22,
2023
                                                            File No. 333-265756

       Dear Chaowei Yan:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 10, 2022 letter.

       Amended Form F-1 filed February 22, 2023

       General

   1.                                                   Please disclose,
wherever applicable, whether or not you directly mine crypto assets, hold crypto assets for
investment, or convert crypto assets into fiat currency after receipt.
 Chaowei Yan
FirstName  LastNameChaowei  Yan
Intchains Group Ltd
Comapany
March      NameIntchains Group Ltd
       1, 2023
March2 1, 2023 Page 2
Page
FirstName LastName
       You may contact SiSi Cheng at (202) 551-5004 or Martin James at (202) 551-3671 if you
have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202) 551-4985 or Erin Purnell at (202) 551-3454 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing